

COCO NOIR

WINE SHOP & BAR



Who We Are

CoCo Noir Wine Shop & Bar is a women and minority owned urban wine bottle shop and eatery that will be located in downtown Oakland California in the Black Arts and Business District.

We are offering our community a new experience that encompasses amazing wines, bites, private events, and a culture & art experience.

Problem

- With a growing and diverse wine community in Oakland California, there are no urban wine shops that carry wines produced by women winemakers and winemakers of color .

- There are no in-person gathering spaces that offers wine tastings, a retail business model , and private event space for diverse audiences.

- Women and minority winemakers have no physical retail representation options to showcase their wines.







Solution

- **CoCo Noir Wine Shop will be the first urban bottle shop & eatery in Oakland and in Northern California that is owned and operated by women and people of color.**

- **Women and minority winemakers will have Coco Noir Wine Shop & Bar as their physical retail space and event space to sell their wine and have private events.**

- **In addition to a retail space, we will have a powerful online retail wine shop that will allows our winemakers the opportunity to sell their wine locally, regionally, and with in the United States.**

- **Finally, we have our own wholesale, distribution, import, export, and technology supply chain operation.**

Market Validation

- **Wine Shops that focus on the sale of wine for immediate, on-site consumption, has been experiencing explosive growth. The industry has generally outperformed the Bars and Nightclubs industry as a whole, as per capita wine consumption has trended upward at a strong pace.**

- **Moreover, the industry has achieved significant popularity with both the industry's youngest and oldest consumers. For example, younger consumers are increasingly taking to premium beverages, such as wine.**

- **In the last the five years, the Wine Shop industry is anticipated to continue growing, albeit at a slightly slower rate than the prior period. Many of the same positive factors will feed the industry's growth, including rising disposable income levels and consumer preference for premium wine varieties. During periods of economic stability, consumers are more likely to frequent restaurants, bars and industry establishments.**



The American Wine Consumer
Source: Wine Market Council, 2018
40%
34%
26%
Drink Wine
Drink Other Alcohol
Do Not Drink Alcohol
Wine Drinkers by Gender
44%
56%
Wine Drinkers by Frequency
33%
High Frequency Drink Wine More than once a week
67%
Occasional Drink Wine Less Often
Wine Drinkers by Age / Generation
Matures (73+) 5 %
Boomers (54-72) 34 %
Gen Xers (42-53 19 %
Millenials (24-41) 36 %
I-Generation (21-23) 6 %

Market Size

4,600 — **Downtown Oakland Population**

90% — **Downtown Oakland Residents Working Professional Census Data Downtown Oakland 2018**

500 — **Restaurants**

150 — **Event Planning Companies**



$1.36B

2019 U.S Wine Industry Revenue



ATLAS

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14TH STREET
RESIDENTIAL LOBBY
A-3
1,675 SF
B-1
1,415 SF
B-2
3,890 SF
B-3
3,125 SF
A-2
1,715 SF
FRANKLIN STREET
WEBSTER STREET
RETAIL AND RESIDENTIAL TRASH
A-1
3,055 SF
C-2
1,140 SF
C-1
1,335 SF
13TH STREET

The information contained in this document has been secured from sources we believe reliable, but we make no representations or warranties, expressed or implied, as to the accuracy of the information. References to square footage or age are approximate. We make no representations or warranties that the Premises are free of environmental hazards or that the Premises are suitable in all respects to your contemplated use. You should conduct an independent investigation of all pertinent property information. We bear no liability for any errors, inaccuracies or omissions.



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Vision Cellars

Santa Lucia Highlands

Pinot Noir

Longevity

STOVER OAKS

THEOPOLIS VINEYARDS

J.MOSS

McBRIDE SISTERS COLLECTION

EST 2016
JENNY DAWN CELLARS

Corner 103

VINUM · CANTUS · AMOR
Ceja
VINEYARDS
NAPA • SONOMA

Maldonado

Mi Sueño
WINERY

B
BAZÁN
CELLARS



Americans enjoy more wine than ever before!
568M
692M
796M
922M
568 Million Gallons of Wine
692 Million Gallons of Wine
796 Million Gallons of Wine
922 Million Gallons of Wine
2000
2005
2010
2015
Wine Consumption in the U.S.

Business Model

Coco Noir Wine shop business model is :

- **Brick and Mortar Wine Shop & Eatery**
- **Sell Wine - On-site & Online**
- **Winery - Sell private label and other wine producers**
- **Private Wine Events**
- **In -House Distribution and**
- **Wholesale Services**
- **Local Wine Delivery**



Exclusive
Wine Tasting



Private
Events



On-Premise
Wine Sales



Online
Wine Sales

Target Market



Market demographic size $7.1M

- Local Residents
- Working Professional
- Wine Enthusiasts
- Event Planners/Restaurants

COCO NOIR
WINE SHOP & BAR

 Wine Industry Associations

 Local and State Chamber Associations

 B2B and B2C network In California and Outside of the state of California

 Local hospitality and restaurant partners

 Social Media Marketing

Market Adoption Strategy

Competition

Competitors	How Our Solution Is Better
Night Clubs	A unique concept of multi-entertainment, for the finer professional adult.
Wine Shops	There are very few wine bars in Oakland and none in the neighborhood. We provide a global wine experience, wines produced by women and minorities
Local Restaurants	Catering to the wine enthusiast
Art Gallery	Offering wine and local art and curated specifically for the CoCo Noir
Grocery Stores	There are few grocery stores in the downtown Oakland neighborhood that sell wine. Our wine shop will sell wine produce by women and minority wine makers at and amazing price point.

Risks

	Identified Potential Risks
COVID-19: Managing Risks and Ensuring Business Continuity	With COVID there is naturally ambiguous launching a storefront business. In the current situation, we know it is vital to react as fast as possible in order to mitigate impacts and other risks and to prepare the organization for the further development of the COVID-19 pandemic and its possible scenarios.
Supply Chain Disruption	One impact of coronavirus has been to make us more aware of the inherent risks in international and global supply chains and associated just-in-time production strategies.
Product Risk	We will probably depend on a small number of large retailers for a significant portion of our sales. Food and beverage retailers in the U.S. and other markets have been consolidating, resulting in large, sophisticated retailers with increased buying power.
Unpredictable Governmental Alcohol Policy Change	If the social acceptability of our products declines, or governments adopt policies disadvantageous to beverage alcohol, our business could be adversely affected.
Location	Our location has been promised to us however due to COVID the construction and permitting has been delayed impacting visibility of our launch date.
Competition	Although most of our competitors will be undergoing similar environmental risks, our competition with longer storefront tenure in the wine business could potentially impact our market share.

COCO NOIR
WINE SHOP & BAR

Competitive Advantages

COCO NOIR
WINE SHOP & BAR

Competitive Advantage	How Our Solution Is Better
1st Urban Wine Shop	CoCo Noir Wine Shop is the first Wine Shop in Oakland California that offers wines from women and minority winemakers.
Multi-Tiered Business Model	We offer a multi tier business model that includes brick & mortar retail, distribution, wholesale, online & tech, eduction, and private event.
Tech forward	Our business model will have the latest tech infused platform for our online wine shop, retail, B2B & B2C, and supply chain.
Diversity and Inclusion	Our business is an inclusive and diverse operation and internally and externally.



Mari Kemp

A serial investor and entrepreneur and tech executive with a passion for investing in start-ups and growth companies with female co-founders.



Alicia Kidd

A seasoned wine industry professional with years of business and leadership experience

Founders

COCO NOIR
WINE SHOP & BAR

Fundraising- Capital Raise

We are seeking our first seed round of $107K investment

CoCo Noir Wine Shop & Bar Revenue Share Terms

- Revenue Share Percentage 4%
- Revenue payments starts 1st Quarter 2022
- Revenue payments are quarterly 4-times a year
- 2x multiple payback
- Repayment schedule| 5.25 years
- Final Payment is| Q4, 2026

Early Investor Perk-

- Offering investors 2.5x multiple payback towards our first $50K raise.

Revenue Share Term – Calculation & Repayment Schedule

Wefunder Revenue Share

Please note: Revenue projections are NOT to be taken as guaranteed. Investing in startups is risky. The company may not achieve thes
example, see the Risks disclosed in the Form C). Investors should feel free to edit the revenue projections in column H to see how the r

Please enter inputs in the orange cells

Company name	oco Noir Wine Shop & Bar
Total target loan amount	$107,000
Multiple for investors	2.00
% of revenues	4%
Early Bird terms?	Yes
Early Bird loan amount	$50,000
Early Bird multiple for investors	2.50
Year of disbursal	2021
Quarter of disbursal	Q4
Grace period quarters	1
Quarter repaid	Q4, 2026
Years to repay	5.25
Non Early Bird loan amount	$57,000
Non Early Bird repayment amount	$114,000
Early Bird loan amount	$50,000
Early Bird repayment amount	$125,000
Wefunder Fees loan amount	$0
Wefunder Fees repayment amount	$0
Total loan amount	$107,000
Total repayment amount	$239,000

Quarter	Year	Possible revenue	Loan repayments
Q4, 2021	2021	$185,760	$0
Q1, 2022	2022	$195,048	$7,802
Q2, 2022	2022	$204,800	$8,192
Q3, 2022	2022	$215,040	$8,602
Q4, 2022	2022	$225,792	$9,032
Q1, 2023	2023	$237,082	$9,483
Q2, 2023	2023	$248,936	$9,957
Q3, 2023	2023	$261,383	$10,455
Q4, 2023	2023	$274,452	$10,978
Q1, 2024	2024	$288,175	$11,527
Q2, 2024	2024	$302,583	$12,103
Q3, 2024	2024	$317,713	$12,709
Q4, 2024	2024	$333,598	$13,344
Q1, 2025	2025	$350,278	$14,011
Q2, 2025	2025	$367,792	$14,712
Q3, 2025	2025	$386,182	$15,447
Q4, 2025	2025	$405,491	$16,220
Q1, 2026	2026	$425,765	$17,031
Q2, 2026	2026	$447,054	$17,882
Q3, 2026	2026	$469,406	$18,776
Q4, 2026	2026	$492,877	$19,715

Commercial Space Rent - 1st and Last Month
Construction Cost Wine shop and eatery
Wine Shop and Eatery - Equipment
Legal Fees - Licensing
Wine and Food (Tapas Inventory)
Website Design
Security/ Alarm Equipment
POS System
Storage Signage
Internet Cost/ Phone System
Marking/ Advertisement
Insurance
In store supplies/ Cleaning
Total Start up cost

Use of Funds- Start-Up Cost



COCO NOIR

WINE SHOP & BAR